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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13D


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (Amendment No. __)*


                              HORIZON HEALTH CORPORATION
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                                   (Name of Issuer)

                        Common Stock, par value $.01 per share
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                            (Title of Class of Securities)

                                     440 41Y 10 4
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                                    (CUSIP Number)

                             Herschel S. Weinstein, Esq.
                     Dornbush Mensch Mandelstam & Schaeffer, LLP
                                   747 Third Avenue
                                  New York, NY 10017
                                    (212) 759-3300
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                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  November 20, 1997
                ------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such shares). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided on a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                     SCHEDULE 13D
===============================                  ==============================
CUSIP NO. 440 41Y 10 4                           Page   2   of   5   Pages
         ------------------                           -----    -----
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Joseph A. Cohen
    ###-##-####
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2   CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                     (a) / /
                                                                        (b) /X/

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3   SEC USE ONLY

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4   SOURCE OF FUNDS*

    WC, PF, 00
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                         / /

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6   CITIZENSHIP OR PLACE OR ORGANIZATION

    USA
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                   7    SOLE VOTING POWER

 NUMBER OF              292,300
  SHARES           ------------------------------------------------------------
BENEFICIALLY       8    SHARED VOTING POWER
 OWNED BY
   EACH                 83,350
 REPORTING         ------------------------------------------------------------
  PERSON           9    SOLE DISPOSITIVE POWER
   WITH
                        292,300
                   ------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        83,350
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    375,650
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /


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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.4%
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14  TYPE OF REPORTING PERSON*

    IN
================================================================================

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
          (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

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ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock, par value $.01 per share (the "Common Stock") of Horizon Health Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1500 Waters Ridge Drive, Lewisville, Texas 75057-6011.


ITEM 2.  IDENTITY AND BACKGROUND

(a) - (c) The person filing this report is Mr. Joseph A. Cohen (the "Filing Person"). The Filing Person's principal occupation is as a private investor. The Filing Person's business address is c/o The Garnet Group, Inc., 825 Third Avenue, 40th Floor, New York, New York 10022.

(d) - (f) The Filing Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws, in each case during the last five years. The Filing Person is a United States citizen.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The securities which are the subject of this statement were acquired for an aggregate purchase price of $7,098,814.88. The funds used to acquire such securities represented personal funds or working capital of persons or entities whose beneficial ownership of Common Stock may be attributed to the Filing Person as described more fully in Item 5.


ITEM 4.  PURPOSE OF THE TRANSACTION

         The Filing Person has acquired the Common Stock for investment purposes. Subject to availability at prices deemed favorable, the Filing Person, for investment purposes, may purchase additional shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise.

         The Filing Person may dispose of the shares of Common Stock held by him, directly or indirectly, in the open market, in privately negotiated transactions or otherwise.

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         Except as set forth above, the Filing Person has no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) Items 7-11 and 13 of the cover page of this Schedule which relate to the beneficial ownership of shares of Common Stock by the Filing Person are incorporated by reference in response to this item.

         As of November 20, 1997, the Filing Person beneficially owned, within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, 375,650 shares of Common Stock of the Company, representing 5.4% of the Company's Common Stock. Such percentage was determined based upon the number of shares of Common Stock outstanding as reported on the Company's Annual Report on Form 10-K for fiscal year ended August 31, 1997.

         The Filing Person has sole power to vote (or to direct the vote of) and sole power to dispose of (or to direct the disposition of) 292,300 shares of Common Stock of the Company owned by Trefoil Garnet Capital Partners, L.P., a Delaware limited partnership ("Trefoil"). The Filing Person serves as the President and is a shareholder of Garnet Capital Holdings, Inc., a Delaware corporation which is the general partner of Trefoil.

         The Filing Person has shared power to vote (or to direct the vote of) and to dispose of (or direct the disposition of) an aggregate of 83,350 shares of Common Stock of the Company, comprised of 83,350 shares owned by various individuals, corporations and other entities through which the Filing Person indirectly possesses the power to vote or dispose of such shares of Common Stock. In accordance with Rule 13d-3, the Filing Person may be deemed to be the beneficial owner of the 83,350 shares of Common Stock owned by such persons. Pursuant to Rule 13d-4, the Filing Person expressly disclaims that he is the beneficial owner of such shares.

    (c) The following sets forth certain information concerning transactions in the Common Stock by the Filing Person (either directly or indirectly through individuals, corporations and other entities through which the Filing Person possesses the power to vote or dispose of shares of Common Stock) during the 60 days prior to the date of this statement. Each transaction is a purchase in the open market:


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                                         DATE OF      NO. OF    PRICE PER
NAME OF PERSON EFFECTING TRANSACTION   TRANSACTION    SHARES      SHARE
------------------------------------   -----------    ------    ---------

Ramco Enterprises                       11/06/97      3,000      23.300

Trefoil Garnet Capital Partners, L.P.   09/25/97      2,500      25.326

Trefoil Garnet Capital Partners, L.P.   10/24/97      3,000      26.325

Trefoil Garnet Capital Partners, L.P.   10/30/97     28,500      21.876

Trefoil Garnet Capital Partners, L.P.   11/13/97      3,000      22.130

Trefoil Garnet Capital Partners, L.P.   11/20/97     47,800      23.125

(d) - (e)                                 Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER


         The Filing Person is not a party to any contract, arrangement, understanding or relationship with respect to securities of the Company.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.


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                                      SIGNATURE
                                      ---------


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   November 25, 1997



                                        /s/ Joseph A. Cohen
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